Exhibit 99.3

NOT FOR RELEASE IN THE UNITED STATES

IMMEDIATE	31 March 2003

Royal & Sun Alliance Insurance Group plc (“Royal & SunAlliance”) re Initial Public Offering of Promina Group Limited (“Promina”)

Introduction

Royal & SunAlliance announced today the launch of the initial public offering (“IPO”) of Promina Group Limited, formerly Royal & Sun Alliance Australia Holdings Limited. Promina will be the holding company for the Group’s Australian and New Zealand general insurance operations.

As we announced on 7 November 2002, Royal & SunAlliance has initiated a wide ranging programme of actions designed to deliver a more focused general insurance business, with a view to improving returns to investors. One element we identified in this programme was the sale or exit of businesses where we considered the opportunity existed to unlock significant value for shareholders. We stated in November and December 2002 that part of this programme would include an initial public offering of our Australian and New Zealand businesses.

Work has been ongoing since November, and we now propose to proceed with the flotation of our Group holding in Promina Group by way of an IPO. Promina will be seeking listings on the Australian Stock Exchange and the New Zealand Stock Exchange. The offering will comprise up to 100% of the Group’s shareholding in Promina and an offering of new shares by Promina. The offering is being made to institutional investors in Australia, New Zealand and internationally, and to retail investors in Australia and New Zealand.

Due to the size of the IPO relative to the Royal & SunAlliance Group, we will be seeking the approval of the Royal & SunAlliance shareholders for this transaction. A circular and formal notice of an Extraordinary General Meeting (“EGM”) will be sent to shareholders shortly.

Background to and Reasons for the Disposal

During 2002, the Board initiated a major operational and financial review to determine the appropriate strategy Royal & SunAlliance should follow in seeking to improve shareholder value. This review followed a period of disappointing operating results and a weakened capital position.

On 7 November 2002, we announced a detailed programme of actions, following this review, in order to seek to deliver improved returns to investors and to be able to meet capital requirements of the business going forward. There are two key elements to the programme of actions. The first is a detailed operational improvement programme, targeting profit enhancement from improvement in both claims and underwriting and from cost reductions. The second element is selected business line disposals and exits designed to reduce net written premium by £3.5bn and strengthen the Company’s consolidated capital position.

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The businesses selected for disposal are those where:

•	Target levels of performance and returns over time are not being sustained;
•	The risk profile of the business is unacceptable from a Group perspective due to the level of risk aggregation;
•	The Group does not hold a strategic competitive advantage in a particular sector; and/or
•	There is an opportunity to unlock significant value for shareholders e.g. the Group’s Australian and New Zealand operations.

The largest individual component of this plan is the IPO of Promina, the successful completion of which would release significant capital for Royal & SunAlliance.

Overview of Promina Group

Promina is the third largest general insurer in Australia and is the second largest general insurer in New Zealand, based on gross written premiums written in the relevant countries for the year ended 31 December 2002. In addition, Promina has significant financial services operations in Australia and New Zealand, which include life risk, asset administration and funds management businesses.

Promina operates a portfolio of businesses in three market areas across Australia and New Zealand:

•	Direct general insurance, principally selling personal insurance products such as motor and home insurance, through well known brands such as AAMI, Australian Pensioners Insurance Agency, Shannons and AA Insurance, directly to customers;
•	Intermediated general insurance, selling a range of general insurance products including property, liability, marine, commercial motor and personal insurance, through intermediaries; and
•	Financial services, offering products such as term life and disability insurance, superannuation products and services, asset administration and funds management through intermediaries and affinity groups.

The Promina Group will be formed by the combination of Royal & Sun Alliance Australia Holdings Limited (“RSAAHL”) and Royal & Sun Alliance New Zealand Limited (“RSANZ”), the holding companies for the general insurance and financial services businesses of Royal & SunAlliance in Australia and New Zealand.

A prospectus for the purposes of marketing the IPO of Promina was lodged with the Australian Securities and Investment Commission today (the “Prospectus”). The Prospectus is not being sent to Royal & SunAlliance’s shareholders, as the IPO is not being extended to the UK retail market. The historical financial information reported in the Prospectus is the responsibility of the directors of Promina and has been prepared by them from local historical audited financial statements of the companies comprising the Promina Group, namely RSAAHL and RSANZ. The financial information in the Prospectus is presented on a pro forma basis to show the consolidation of RSAAHL and RSANZ and certain other adjustments to reflect the operations of the Promina Group as an independent group going forward. These adjustments include removing certain divested businesses, reclassifying discontinued businesses and removing the impact of a quota share reinsurance treaty that is

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being discontinued. This pro forma financial information is presented in accordance with local Australian generally accepted accounting principles (“AGAAP”) and is included in this announcement for information purposes only.

The Prospectus states that, as at 31 December 2002, the pro forma net assets of the Promina Group under AGAAP were A$1,466m (£513m). This pro forma figure is prepared on the bases stated above and does not show the effect on the net assets of Promina of the receipt of expected proceeds of the IPO which will be used to repay intra group subordinated debt which amounts to approximately A$344m (£131m); of the payment of the costs associated with the IPO apportioned to Promina; of the recognition of goodwill and retained RSANZ profits upon the acquisition by Promina of RSANZ; and of the receipt of proceeds by Promina under the IPO in the event that the over allotment option granted to the joint global coordinators is exercised over new shares issued by Promina. The net assets of Promina Group (including the discontinued businesses and assuming full exercise of the over–allotment option) after the above adjustments are stated in the Prospectus, as adjusted, as being A$2,027m (£774m).

The Prospectus also states that in 2002, Promina Group reported a pro forma after tax loss (after outside equity interests) of A$291m (£102m) under AGAAP, which was affected by a goodwill writedown of A$425m (£149m) on its Australian and New Zealand financial services operations. For the financial year ending 31 December 2003, the Prospectus states that the directors of Promina Group are forecasting an increase in profit after tax to approximately A$188m (£72m) under AGAAP. It should be noted that the forecast, which is not being made by the Directors of RSAIG, makes a number of assumptions, which may or may not occur, and is specific to the Promina Group as an independent group going forward. The forecast has been included here for information purposes only.

Historical financial information of the Promina businesses RSAAHL and RSANZ will be contained in a circular being sent to shareholders shortly. This information has been extracted from historical audited consolidated financial information of Royal & SunAlliance and is presented in accordance with UK GAAP. On this basis net assets for these businesses are stated as £627m including goodwill of £62m, and loss on ordinary activities before tax is stated as £16m, for the year ended 31 December 2002.

Terms of the Disposal

The disposal will be effected by an IPO of the Australian and New Zealand businesses, which are currently wholly and indirectly owned by the Company through Group companies.

Prior to the IPO, certain reorganisation events are required to take place. The Group’s New Zealand operations, RSANZ, will be sold, conditional upon the IPO completing, to the Australian holding company, RSAAHL, now named Promina Group Limited, for approximately A$516m (£197m). The New Zealand consideration, as well as the intra group subordinated debt (approximately A$344m (£131m)), owed by Promina to the Royal & SunAlliance Group, will become immediately payable on completion of the IPO.

A minimum of 900 million shares will be offered for sale to new investors, comprising the majority of the holding in Promina owned by Royal & SunAlliance through its wholly owned subsidiary RSA Overseas Holdings BV (“BV”), and such number of shares as are required to raise the amounts of new capital needed to repay to Royal & SunAlliance Group the New Zealand consideration and the intra group subordinated debt, and to meet the costs associated with the IPO apportioned to Promina, collectively an amount totalling approximately A$910m (£347m).

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The joint global co-ordinators will be granted over allotment options by both Royal & SunAlliance and Promina for a total of up to 157 million shares. Royal & SunAlliance has agreed to allocate 100 million of its shares in Promina to this over allotment option, which will be initially retained by the Royal & SunAlliance Group and sold if the joint global co-ordinators exercise the option to enable them to settle over allocations. Promina has also agreed to issue up to 57 million additional new shares pursuant to their over allotment option. Promina will retain the proceeds for this share issue if the option is exercised. Shares in Promina held by the Royal & SunAlliance Group will be given priority in the exercise of the over-allotment option.

If the over allotment options are not exercised, or not exercised in full, the Royal & SunAlliance Group will retain up to a 10% shareholding in Promina. Any shares retained will be held by the Royal & SunAlliance Group through its selling subsidiary, BV, which will be subject to a lock-in arrangement restricting its ability to sell these shares for a period of one year following completion of the IPO.

The IPO will be marketed to retail and institutional investors in Australia and New Zealand, and selected institutional investors in other jurisdictions, including US investors under a separate 144A offering.

As mentioned above, the proceeds from the new share issue by Promina will be used to pay the New Zealand consideration, to repay the existing intra group subordinated debt, totalling approximately A$344m (£131m), owed by members of the Promina Group, and to pay for certain costs associated with the IPO apportioned to Promina, estimated at approximately A$50m (£19m). Any proceeds raised through the issue of new shares through the over allotment option will be retained by Promina to further strengthen its capital base.

The nature of the IPO process is such that the final offering price is fixed at the end of the offering period, depending on demand and market conditions at the time of pricing, normally but not necessarily within the indicative price range contained in the Prospectus. Final offering pricing will take place after shareholder approval had been obtained at an EGM of the shareholders to be called for Friday 2 May 2003. Final pricing is expected to be announced on Monday 12 May 2003. During the offering period, the joint global coordinators to the IPO will jointly manage a “book build” process during which institutional investors will be invited to bid for shares in Promina at specific prices. The final price at which the IPO will proceed will therefore be a book built price.

The Prospectus contains an indicative institutional price range per Promina share of A$1.50 to A$2.00 which would imply a total indicative market capitalisation of Promina of A$1,586m to A$2,114m, (£605m to £807m) assuming the over allotment option is fully exercised.

Retail investors will be able to purchase or subscribe for shares at a price A$0.10 lower than the final book built price subject to a maximum price of A$1.90 per share, and will receive guaranteed allocations.

The IPO may proceed notwithstanding that the final price may be outside the above range if to do so is considered by the Board to be reasonable and in the best interests of shareholders as a whole. Accordingly, the Board is seeking shareholder approval to proceed with the IPO at such a price as would satisfy these criteria, which may or may not be within the indicative price range stated above.

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Financial Effects of the Disposal

Following completion of the IPO, on the assumption that the total holding of BV in Promina were sold at the institutional price, the disposal of Promina would realise for Royal & SunAlliance an approximate amount of between A$1,450m and A$1,950m (£553m to £744m) based on the indicative price range set out in the Prospectus for the institutional offer. This amount comprises the consideration for the sale of the shares owned by the Royal & SunAlliance Group in Promina of between A$590m and A$1,090m (£225m to £416m), the New Zealand consideration amounting to approximately A$516m (£197m) and the repayment of the intra–group subordinated debt of A$344m (£131m). This compares to Royal & SunAlliance’s total capital value for the disposed businesses as at 31 December 2002 of £747m, including intra group subordinated debt of £120m and goodwill of £62m.

The net proceeds of the disposal will be used to support the capital position of the Royal & SunAlliance Group and the writing of general insurance business.

Extraordinary General Meeting

Shareholder approval for the disposal will be sought at an EGM of the Company to be held on Friday 2 May 2003. A formal notice of the meeting and the resolution to be proposed will be sent to shareholders shortly, together with a circular setting out further details of the disposal of Promina.

Final pricing of the IPO will take place after the EGM and is expected to be announced on 12 May 2003.

NB: The historical financial information as at 31 December 2002 has been translated at £1.00 = A$2.86. All other currency translations have been calculated at a rate of £1.00 = A$2.62, and £1.00 = NZ$2.86, being the rate on 27 March 2003.

Important Disclaimer

This press release contains forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. The forward-looking statements are based on management’s current expectations or beliefs as well as a number of assumptions about future events, and are subject to factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The specific forward-looking statements cover, among other matters, the proceeds from the disposal, the number of shares issued under the IPO and post IPO financial projections. The Company does not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

This press release does not constitute an offer to sell, or a solicitation of an offer to buy, securities in the United States. Securities may not be offered or sold in the United States unless the securities have been registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) or an exemption from registration is available. The securities in the offering have not been and will not be registered under the Securities Act.

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For further information

Malcolm Gilbert, Director Communications
Tel: +44 (0) 20 7569 6138